UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 600
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech’s ZenaDrone Finalizes its Third Generation Design and “Production Model” of the ZenaDrone 1000 for US Defense and Commercial Markets
99.2	ZenaTech’s ZenaDrone Advances IQ Square Drone to Manufacturing Stage for Outdoor Applications Including Inspections, Surveys, and the Fast-Growth Power Washing Sector
99.3	ZenaTech’s ZenaDrone Benefits from New Chinese Tariffs Also Helping its Commercial and Defense Customer Markets
99.4	ZenaTech’s Taiwan Subsidiary Developing Partnerships in East Asia to Sell to the Fast Growing Defense and Commercial Drone Markets
99.5	ZenaTech Signs LOI to Acquire Sixth Land Survey Company in Arizona and First in the Southwest Region for Drone as a Service

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2025

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer